August 19, 2004

Via Facsimile (419) 841-8051 and US Mail

David J. Mack
Thomas C. Blank
Werner & Blank, LLC
7205 West Central Avenue
Toledo, Ohio 43617

Re:	Valrico Bancorp, Inc.
	Schedule 13E-3 filed on August 11, 2004
	SEC File No. 5-56917

	PREM14A filed on August 11, 2004
	SEC File No. 0-26562

Dear Messrs Mack and Blank:

The Office of Mergers and Acquisitions within the Division of Corporation Finance has reviewed the filings listed above. Our review focused on compliance with Rule 13e-3 and the requirements of Schedule 13E-3. We have the following comments on your filings. The defined terms used here have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Schedule 13E-3 - Item 13. Financial Statements

1. To satisfy the requirements of Item 1010(a) and (b) of Regulation M-A, you incorporate by reference to the financial statements in certain of Valrico Bancorp`s periodic reports. However, those reports do not contain the ratio of earnings to fixed charges disclosure required by Item 1010(a)(3) of Regulation M-A. Please revise to include that information in the revised proxy statement.

2. As a filer on the Schedule 13E-3, VBI Merger Sub, Inc. must sign the Schedule in its own capacity. Please amend the Schedule 13E-3 to include a signature for VBI Merger Sub.

3. The Austin Associates report filed as an exhibit to the Schedule 13E-3 refers to a prior report(s) prepared by Austin in connection with the board`s analysis of a going private transaction for Valrico. Moreover, this prior report was apparently compiled in 2003 and forms the basis for the December 31, 2003 report. Parts of the prior report(s) are specifically incorporated into the December 31, 2003 report: "This report incorporates by reference the basic valuation theory and methodology from our previous appraisal reports." Given these facts, it appears that prior reports materially related to this going private transaction should be filed as an exhibit to the
Schedule 13E-3 and described in the proxy statement. See Item 1015 of Regulation M-A and Item 16 of Schedule 13E-3.

Proxy Statement

Summary Term Sheet, page 20

4. The summary term sheet should be in bullet point format and must provide cross-references to a more detailed discussion of the most material terms of the transaction later in the disclosure document. See Item 1001 of Regulation M-A. Your summary term sheet is too long to highlight the most material features of this going-private transaction.

Questions and Answers about the Annual Meeting and the Merger, page 25

May I Obtain a Copy of Austin Associates, LLC`s Valuation report? Page
26

5. Where you discuss how shareholders can obtain a copy of this report, it is appropriate to mention that it is filed as an exhibit to Valrico`s Schedule 13E-3 and thus may be accessed through the SEC EDGAR system, via our Web site (www.sec.gov). You do so later, at the end of the proxy statement, but it should also be mentioned here.

6. You state that shareholders seeking to obtain the Austin Associates report from Valrico "may be asked to execute an agreement to protect the confidentiality of the information contained in the report." We are confused by this characterization of the report`s contents as confidential, given that (as indicated in the last comment above) it has been publicly filed on our EDGAR system. Please delete or clarify this reference.

Special Factors- Background of the Merger Proposal, page 28

7. You provide a detailed chart reflecting your historical and estimated expenses related to SEC reporting obligations. Those costs are cited as the reason for engaging in this going private transaction. Therefore, please explain why you believe accounting and audit fees will increase so dramatically for 2004 and 2005. We assume you attribute this to the Sarbanes-Oxley Act, but you should clarify and explain specifically for the benefit of shareholders what additional requirements will result in such significant cost increases.

8. The Austin Associates report filed as an exhibit to Valrico`s
Schedule 13E-3 references a valuation it conducted for Valrico in April 2003 (see comment 3 above). However, in this section, you state that the board did not retain Austin and Associates until December 2003. Please explain this apparent inconsistency or revise the disclosure document, as necessary.

9. Refer to the discussion of alternative transaction types at the bottom of page 32. With respect to a reverse stock split, explain why it would have to be followed by a forward stock split, which you characterize as "complicating and burdensome." That is, why would it be necessary to restore the Company`s stock price to its approximate pre-reverse stock split range, when the stock would no longer trade?

10. In the same place in the disclosure document, you state that the board chose the merger structure over a possible tender offer, since a tender offer "could take many months to complete." Explain why. That is, a tender offer is required to be open for only twenty business days and thus can generally be accomplished faster than a merger. Are you referring to a tender offer followed by a "clean-up" merger? This would generally occur only when you seek to acquire all outstanding shares. Please clarify your disclosure.

Structure of the Merger, page 35

11. As you are aware, record ownership is different for purposes of SEC regulations than beneficial ownership, and the record holder is often not the same as the beneficial owner. In this section, you state that record holders of 100 or fewer shares will be cashed out in the merger. However, this doesn`t jibe with the disclosure earlier in the proxy statement, where it seems that you are referring to beneficial owners of shares. Please clarify.

Financial Fairness, page 36

12. Your discussion of fairness must specifically address fairness to both those unaffiliated shareholders who will remain after the merger, and those who will be cashed out.

13. On page 37, you reference financial forecasts provided to Austin Associates by Valrico. It appears that Austin Associates used those projections in its analyses and in turn created its own discounted cash flow estimates for Valrico going forward. Please disclose all of the financial forecasts provided by Valrico Bancorp to the financial advisor. In addition, summarize the material assumptions underlying them.

14. Refer to the chart on page 38. We assume your reference to "periods 1 through 5" refers to years 2004-2008, but this is not clear. Please clarify.

15. Refer to page 39. Explain why Austin Associates selected the 15.0% multiple for price-to-earnings ratios to calculate a value for Valrico. In this regard, we note that this is lower than the multiples for Florida and the nation in the chart at the top of page 39.

16. Provide a similar explanation as to why Austin chose a 21.0% price-to-earnings multiple in its comparable company analysis.

Recommendation of the Board of Directors, page 42

17. Since your fairness determination relies in part on the benefits to be retained by shareholders of Valrico extended to "Charter Shareholders" who are cashed out in the merger, all such benefits should be specifically enumerated and described in the proxy statement. For example, how large is the premium on certificate of deposit rates they will be afforded? What "other benefits" will they enjoy? Please disclose here and in the summary section where such benefits are also referenced.

18. You list as a positive factor weighing in favor of the merger (for those shareholders who will receive cash) that they will not incur brokerage or other transaction costs. Is this the case, where a beneficial owner is not the record holder of the shares? Please revise as required.

19. Refer to the second paragraph on page 45. Where you discuss the independence of nine of the ten board members, balance that disclosure with reference to their interest in this merger as shareholders.

Closing Comments

Please amend the Schedule 13E-3 and revise the proxy statement to comply with our comments above. If you do not agree with a comment, tell us why in a response letter "tagged" as correspondence and filed via EDGAR. That response letter should note the location of any changes made to the disclosure documents in response to comments or otherwise. Please be aware that we may have additional comments after reviewing your amendment and responses.

If you have questions or concerns about the comments above, please do not hesitate to contact me at (202) 942-1773.

Sincerely,


Christina Chalk
Special Counsel
Office of Mergers and Acquisitions